Exhibit 99.1

Explanation of Responses:

(1) Reflects Class A ordinary shares, par value $0.0001 per share, of ProKidney Corp. (the “Class A ordinary shares”) directly held by Averill Master Fund, Ltd. (the “Averill Fund”).
(2) Reflects Class A ordinary shares directly held by Averill Madison Master Fund, Ltd.. (the “Averill Madison Fund”).
(3) Reflects 144,917 Class A ordinary shares held by The Aaron Cowen 2012 Family Trust, which is for the benefit of certain immediate family members of Mr. Cowen and for which Mr. Cowen’s spouse serves as the trustee.
(4) Reflects 712,583 Class A ordinary shares directly held by Mr. Cowen.
(5) Mr. Cowen may be deemed to control Suvretta Capital Management, LLC, the investment manager of each of the Averill Fund and the Averill Madison Fund, and therefore may be deemed to beneficially own the Class A ordinary shares held by the Averill Fund and the Averill Madison Fund. Mr. Cowen disclaims beneficial ownership of the Class A ordinary shares reported herein except to the extent of any indirect pecuniary interest therein.